

March 27, 2012

Via U.S. Mail
Mr. George Glasier
President and Chief Executive Officer
American Strategic Minerals Corporation
31161 Highway 90
Nucla, CO 81424

> **Re:** **American Strategic Minerals Corporation**
> **Amended Current Report on Form 8-K**
> **Filed January 14, 2012**
> **File No. 333-171214**

Dear Mr. Glasier:

We reviewed the filing and have the comments below.

1. We note your response to comment 6 of our letter dated February 27, 2012. You state in your response letter that the Centennial-Sun Cup property was subject to extractive operations and generated revenues; however, on page 10 of the amended Form 8-K you state that the "Centennial-Sun Cup property was subject to extractive operatives and has generated revenue in the past," and on page 11 you state just the opposite. Please reconcile this disclosure. Further, please provide a more specific time reference when referring to "past" activities and revenues.

2. Please file the agreement with GRQ Consultants as an exhibit.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on comments and disclosure issues to Edward M. Kelly at 202-551-3728 or Craig E. Slivka at (202) 551-3729 if you have any questions on the comments.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
Harvey J. Kesner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006